
AGENiX


06017181

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

082-34639


RECEIVED
SEP 2 6 2006

SEC#~~82-5258~~

SUPPL

19 September 2006


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
203
SECTION

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

<u>Re: Submission Under Rule 12g3-2(b) - Agenix Limited</u>

We refer to the attached announcement that was made to the Australian Stock Exchange on 13 September 2006.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

PROCESSED
OCT 0 4 2006
THOMSON
FINANCIAL

dw 9/28


AGENIX



13 September 2006

Company Announcement

Appendix 4E - Preliminary Final Report

Agenix has confirmed the results it had previously announced to the market on 25 July 2006.

The loss reported for the year ended 30 June 2006 was ($3.721) million, a substantial reduction from the previous year's loss of ($13.616) million.

Tony Finn
Joint Company Secretary



AGENIX LIMITED

(ABN 58 009 213 754)

APPENDIX 4E

ASX PRELIMINARY FINAL REPORT
FOR THE FINANCIAL YEAR
ENDED 30 JUNE 2006

Reporting period: year ended 30 June 2006
Previous corresponding period: year ended 30 June 2005

Results for announcement to the market

		$ 000
Revenue from continuing operations	Up 24.5 % to	833
Profit (loss) from continuing operations after tax attributable to members	Down (increased loss) 26.1 % to	(14,214)
Net profit (loss) for the period attributable to members	Up (reduced loss) 72.7 % to	(3,721)

Net tangible asset backing per ordinary share ($) - current period	0.07
Net tangible asset backing per ordinary share ($) - previous corresponding period	0.00

Dividends

	Amount per security	Franked amount per security
Dividend - current reporting period	nil	nil
Dividend - previous corresponding period	nil	nil

The company did not pay a dividend for the year ended 30 June 2005 and it will not pay a dividend for the year ended 30 June 2006.

Explanation of results

A brief explanation of the above results is set out in the Review of Operations Section.

REVIEW OF OPERATIONS

1. Operational Highlights

The main highlights of operations during the year were:

- The announcement on 16 September 2005 of a 1:4 rights issue at $0.25 per share to raise $9.6 million net of costs.
- The ThromboView® Phase Ib PE clinical trial indicated higher sensitivity of ThromboView® compared to computed tomography pulmonary angiography (CTPA) than expected.
- The announcement on 17 March 2006 of a share placement of $3.0 million at $0.22 per share.
- Agenix sold its non-core subsidiary, Industrial Biosystems Pty Ltd, in March 2006 for $376,000. The company's main asset, land and a building situated in Belmont, Western Australia, had in past years supported research and development activities but more recently had been leased as a commercial property. An amount of $211,000 was received prior to the end of the 2006 financial year, with the final balance received on 6 July 2006. The sale represented a profit of $61,000 over book value.
- Sales initiatives, including above-budget sales of biological products, which raised cash in excess of $2.0 million more than previously forecast.
- Cost-cutting initiatives, including the announcement of redundancies.
- The signing in April 2006 of an agreement with US company IDEXX Laboratories, Inc. to assign patents and other intangible assets of its AGEN Animal Health business as well as granting certain distribution rights for its animal health business for $10M. At 30 June 2006, $7.2 million in cash and working capital items has been received. Agenix is expected to receive a further $2.8 million progressively as operational and transfer milestones are completed.
- The announcement on 20 June 2006 of completion of the interim analysis for the phase II deep vein thrombosis clinical trial in the United States and Canada which supported the advance of the programme towards registration trials.
- The signing of a sale and leaseback agreement in June 2006 for the Company's head office properties in Acacia Ridge, Queensland for $5.15 million. The initial lease term is 6 years, with two option periods of 4 years each. The sale price exceeds book value by $351,000 and this profit will be brought to account in the year ended 30 June 2007 in accordance with accounting standards. The yield based on the initial rental is 7.8%. The transaction settled on 26 July 2006.

Subsequent to the end of the financial year but prior to the signing of this report, the following additional highlights have occurred:

- The announcement on 25 July 2006 that our forecast result for the year ended 30 June 2006 was for a substantially reduced loss of ($3.7) million compared to ($13.6) million the previous year.
- The announcement on 10 August 2006 of the granting of patents for our ThromboView® technology in the United States and Singapore, with approval in other jurisdictions likely to follow. The patents granted expire on 26 June 2022.
- The announcement on 31 August 2006 of a collaboration between our company and ANSTO (Australian Nuclear Science and Technology Organisation) for a research study into the development of a PET-labelled ThromboView® product. PET (Positron Emission Tomography) is an imaging technique which has the potential to be used to create a product to image arterial-based clots.
- The announcement on 7 September 2006 of the appointment of world class people to our Scientific Advisory Board to support our new corporate strategy.

2. Financial Overview

(a) Discontinued / continuing operations

Agenix has announced previously that its corporate strategy is to sell its non-core Animal Health and Human Health businesses and to develop a broad pipeline of monoclonal antibody-based products, of which ThromboView® is the first. These non-core assets are described as "discontinued operations" under accounting standards, even though one of them, the Human Health business, has not been totally sold at the date of this report. "Continuing operations" currently encompasses the ThromboView® project and corporate overheads. Whilst these operations will continue into the year ended 30 June 2007, the level of expenditure on ThromboView® and corporate overheads is expected to fall to much lower levels than in earlier years.

(b) Operating result

The loss after tax of ($3,721,000) was a substantially lower loss than the prior year's loss of ($13,616,000).

The major contributors to the loss this year were:

	$ 000
Gross profit from continuing operations	689
Occupancy and administrative expenses	(3,666)
Executive termination payments	(662)
Research and development expenses - ThromboView®	(10,187)
Research and development expenses - other	(211)
Operating profit from discontinued operations	5,873
Profit on the disposal of discontinued operations	4,620
	(3,544)
Other items	(177)
	(3,721)

(c) Loss per share

As a result of the lower operating loss after tax then the previous year, basic and diluted loss per share improved 72.5% to (2.0) cents per share compared to (8.7) cents per share in the prior period.

(d) Revenue

The management accounting break-up of revenues is as follows:

Revenue[1]	Consolidated results					
	2005/06			2004/05		
	1st Half $ 000	2nd Half $ 000	Total $ 000	1st Half $ 000	2nd Half $ 000	Total $ 000
Sales						
Agen	6,937	9,662	16,599	7,583	6,803	14,386
Milton	-	-	-	5,613	1,779	7,392
Molecular biology	177	71	248	191	210	401
	7,114	9,733	16,847	13,387	8,792	22,179
Revenue from royalties and licences	278	170	448	1,001	1,017	2,018
Clinical trial revenue	111	123	234	117	87	204
Contract development revenue	-	78	78	-	-	-
Rental revenue	25	19	44	36	24	60
Finance revenue	156	117	273	13	54	67
Total Revenue	7,684	10,240	17,924	14,554	9,974	24,528

Note:
[1] *Revenue for Agen and Milton will be disclosed under discontinued operations for statutory purposes.*

- Total revenue is disclosed in the attached accounts as:

	2006 $ 000	2005 $ 000
Continuing operations	833	669
Discontinuing operations	17,041	23,859
	17,924	24,528

- Agen sales revenue increased 39.3% in the second half of the year compared to the first half year, due to an increased focus on the sale of biological products in the Human Health business.
- Revenue from royalties and licence fees continued to decline throughout the year as patents around the original D-dimer in vitro diagnostic expired.

(e) Expenditure

(i) Research and Development

	Consolidated results					
	2005/06			2004/05		
Research and development	**1st Half** $ 000	**2nd Half** $ 000	**Total** $ 000	**1st Half** $ 000	**2nd Half** $ 000	**Total** $ 000
Continuing operations						
ThromboView® project	4,967	5,220	10,187	2,400	3,644	6,044
Other	98	113	211	130	134	264
	5,065	5,333	10,398	2,530	3,778	6,308
Discontinued operations:						
Animal and Human Health	282	239	521	305	208	513
Total research and development	**5,347**	**5,572**	**10,919**	**2,835**	**3,986**	**6,821**

- ThromboView® expenditure increased 68.5% over last year, mainly due to the scale up of contract manufacturing activities by Diosynth Biotechnology in the United States in preparation for Phase III clinical trials.

(ii) Salaries and Wages

	Consolidated results					
	2005/06			2004/05		
Employee expenses	**1st Half** $ 000	**2nd Half** $ 000	**Total** $ 000	**1st Half** $ 000	**2nd Half** $ 000	**Total** $ 000
Agen and corporate overheads						
Salaries and wages (including on costs)						
Continuing operations	1,197	1,133	2,330	1,428	1,302	2,730
Discontinued operations	1,939	1,750	3,689	2,740	2,488	5,228
	3,136	2,883	6,019	4,168	3,790	7,958
Share based payments expense	164	434	598	823	832	1,655
Corporate restructure - redundancies	-	310	310	-	326	326
Executive termination payments	662	-	662	-	-	-
Write-back of executive share-based payments expense	(215)	-	(215)	-	-	-
	3,747	3,627	7,374	4,991	4,948	9,939
Milton						
Salaries and wages (including on costs)	-	-	-	2,146	762	2,908
Share based payments expense / (write-back)	(76)	(239)	(315)	134	139	273
Corporate restructure - redundancies	-	-	-	-	315	315
	(76)	(239)	(315)	2,280	1,216	3,496
Total employee expenses	3,671	3,388	7,059	7,271	6,164	13,435

- The strong, continuing focus on cost reduction has seen a significant reduction in employee expenses and numbers across all areas of the group. Employee numbers were 91 on 30 June 2005, which had decreased to 84 on 31 December 2005 and to 57 on 30 June 2006.
- Excluding the Milton operation, which was sold on 28 February 2005, Agenix Group employee expenses decreased by 25.8% in the year ended 30 June 2006 compared to the year ended 30 June 2005.
- These cost saving initiatives will continue during the 2006/07 year with salaries and wages forecast to decrease by 29% compared to 2005/06.

(f) Distributions to shareholders

Dividends

The company will not be paying a dividend in relation to the current period nor did it pay a dividend in the previous period. The company does not anticipate that it will be paying a dividend in the year ended 30 June 2007.

(g) Balance Sheet

Total Equity at 30 June 2006 was $14,211,000, which was an increase of $8,816,000 over the prior year due to the receipt of new share capital of $12,450,000 (net of costs), which was offset against the operating loss incurred this financial year of ($3,721,000).

Current assets exceed current liabilities at 30 June 2006 by a ratio of 2.5:1 (2005 1.9:1).

(h) Share capital

(i) Capital raising

On 19 September 2005, a fully underwritten rights issue of 41,391,891 new shares to the value of $9,630,000 (net of costs) was raised on the basis of 1 new share for every 4 fully paid ordinary shares held at $0.25 per share. A further $2,820,000 (net of costs) was raised from a placement of 13,636,364 shares to institutions and sophisticated investors announced on 17 March 2006 at $0.22 per share. The shares were issued between 29 March 2006 and 2 May 2006.

(ii) Exercise of employee options

During the financial year, no employees or consultants exercised their options to acquire fully paid ordinary shares in Agenix Limited. Since the end of the financial year, no options have been exercised.

(iii) Issue of employee options under employee option plan

The company issues options to employees under the employee option plan on 21 July each year, subject to confirmation by the directors. The exercise price under the plan rules is to be the average closing price of Agenix Limited fully paid ordinary shares for the 20 trading days prior to each 21 July.

On 21 July 2005 2,578,750 options were issued to employees at an exercise price of $0.30, which was reduced under the ASX Listing Rules to $0.2928 following the fully underwritten rights issue on 19 September 2005.

Effective 21 July 2006 1,631,250 options were offered to employees with an exercise price of $0.22. The calculated exercise price under the plan rules was $0.168. However, under ASX Listing Rules, the exercise price of an option cannot be less than $0.20. Further, the Directors resolved that the exercise price should not be less than the price of the share placement announced on 17 March 2006, namely $0.22.

(iv) Issue of options to consultants and advisers

On 1 January 2006, the Company issued 200,000 options to a consultant to acquire fully paid ordinary shares in Agenix Limited at an exercise price of $0.40. The options vested immediately upon issue, with an expiry of 31 December 2011.

(v) Lapse of senior executive options

As a result of senior executives ceasing employment in the first half of the year, 4,250,000 options lapsed unexercised during the year. Only 500,000 options relating to senior executives who ceased employment during the year remain available to be exercised. These options have an exercise price of $0.3228 and expire on 20 July 2007.

(i) <u>Statement of Cash Flows</u>

(i) Cash on hand

		$ 000
Cash on hand 30 June 2005		2,054
Net operating cash outflow for the year ended 30 June 2006		
- relating to ThromboView®	(10,096)	
- less START Grant receipts	223	
	(9,873)	
- other operating cash inflows	1,390	
		(8,483)
		(6,429)
Capital expenditure		(191)
Proceeds from sale of discontinued operations (net of costs of sale)		8,307
Proceeds from sale of property, plant and equipment		45
Proceeds from sale of Industrial Biosystems		211
		1,943
Repayments of borrowings		(5,650)
Proceeds from issue of shares from capital raisings		12,450
Cash on hand 30 June 2006		8,743

(ii) Bank bill facility

- The company has a $5.0 million bank bill facility from the Commonwealth Bank of Australia, which is secured over all the assets and undertakings of the Company. At 30 June 2006 the facility was drawn down to $5.0 million. Upon settlement of the sale and leaseback of its Acacia Ridge, Brisbane properties on 26 July 2006, the company repaid the balance drawn down in full. The facility is an evergreen facility with an availability period ending 30 September 2006. It is unlikely that the company will renew the facility.
- The sale of the land and buildings originally owned by Milton was settled on 25 July 2005 and generated cash of $1.8 million. This brought total proceeds from the sale of Milton Pharmaceuticals to $6.2 million.
- The sale of Industrial Biosystems Pty Ltd in March 2006 generated proceeds of $211,000 in the current year, with the final balance of $165,000 received on 6 July 2006.

3. <u>Future financial prospects</u>

Agenix is involved in active discussions with several parties with regards to a ThromboView® partnering deal. It is not the company's intention to conduct later stage clinical trials for ThromboView® without financial support, such as that of a partner.

Accordingly, the net level of expenditure on ThromboView® is likely to be much lower than the level this year.

The company will continue to negotiate with relevant parties regarding the disposal of the Human Health business.

The company, in accordance with our stated corporate strategy, will seek to broaden its development pipeline.

AGENIX LIMITED

PRELIMINARY FINAL FINANCIAL STATEMENTS
FOR THE YEAR ENDED
30 JUNE 2006

AGENIX LIMITED
INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

	Note	CONSOLIDATED	
		2006	2005
		$ 000	$ 000
Continuing operations			
Revenue	2	833	669
Cost of sales		(144)	(192)
Gross profit		689	477
Other income	2	381	110
Occupancy and administrative expenses		(3,666)	(4,977)
Research and development expenses		(10,398)	(6,308)
Executive termination payments		(662)	-
Write-back of executive share-based payment expense		215	-
Finance costs		(735)	(646)
Other expenses		(38)	(8)
Loss before income tax		(14,214)	(11,352)
Income tax expense		-	78
Loss after tax from continuing operations		(14,214)	(11,274)
Discontinued operations			
Profit/(loss) after tax from discontinued operations	5	10,493	(2,342)
Loss attributable to members of Agenix Limited		(3,721)	(13,616)
Earnings per share (cents per share)			
- basic and diluted loss per share for the year		(2.0)	(8.7)
- basic and diluted loss per share from continuing operations		(7.5)	(7.2)
Weighted average number of share issued during the period used in the calculation of the basic and diluted earnings per share.		188,833,432	157,205,287

The accompanying notes form an integral part of this Income Statement

AGENIX LIMITED
BALANCE SHEET AS AT 30 JUNE 2006

	Note	CONSOLIDATED	
		2006	2005
		$ 000	$ 000
Current assets			
Cash and cash equivalents		8,743	2,054
Trade and other receivables		788	2,726
Inventories		-	2,444
Prepayments		137	297
		9,668	7,521
Assets classified as held for sale	5	13,313	2,027
Total current assets		22,981	9,548
Non-current assets			
Property, plant and equipment		572	6,785
Intangible assets		101	4,940
Total non-current assets		673	11,725
Total assets		23,654	21,273
Current liabilities			
Trade and other payables		1,617	3,653
Interest-bearing loans and borrowings		4,976	-
Provisions		342	930
		6,935	4,583
Liabilities directly associated with assets classified as held for sale	5	2,167	225
Total current liabilities		9,102	4,808
Non-current liabilities			
Interest-bearing loans and borrowings		-	10,650
Provisions		341	421
Total Non-current Liabilities		341	11,071
Total liabilities		9,443	15,879
Net assets		14,211	5,394
Equity			
Issued capital		50,114	37,664
Share option reserve		3,472	3,384
Accumulated losses		(39,375)	(35,654)
Total Equity		14,211	5,394

The accompanying notes form an integral part of this Balance Sheet

AGENIX LIMITED
CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

	CONSOLIDATED	
	2006	2005
	$ 000	$ 000
Cash flows from operating activities		
Receipts from customers	16,830	25,108
Payments to suppliers, employees and others	(14,776)	(29,333)
Payments relating to ThromboView® project	(10,096)	(6,092)
START grant receipts	223	1,072
Income tax paid	(81)	(198)
Interest received	140	40
Borrowing costs	(723)	(685)
Net operating cash flows	(8,483)	(10,088)
Cash flows from investing activities		
Payments for property, plant, equipment and other assets	(191)	(2,657)
Proceeds from the sale of discontinued operations (net of costs of sale)	8,307	4,415
Proceeds from the sale of plant and equipment	45	91
Proceeds from the sale of Industrial Biosystems Pty Ltd	211	-
Net investing cash flows	8,372	1,849
Cash flows from financing activities		
Proceeds from borrowings	-	6,650
Repayment of borrowings	(5,650)	-
Proceeds from issue of shares from capital raisings (net of costs)	12,450	-
Proceeds from issue of shares from exercise of options	-	416
Net financing cash flows	6,800	7,066
Net increase/(decrease) in cash held	6,689	(1,173)
Cash at the beginning of the financial period	2,054	3,227
Cash at the end of the financial period	8,743	2,054

The accompanying notes form an integral part of this Cash Flow Statement

AGENIX LIMITED
STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2006

CONSOLIDATED	Issued capital $ 000	Accumulated losses $ 000	Share option reserves $ 000	Total equity $ 000
At 1 July 2005	37,664	(35,654)	3,384	5,394
Cost of issue of share capital	(898)	-	-	(898)
Total income and expenses for the year recognised directly in equity	(898)	-	-	(898)
Loss for the period	-	(3,721)	-	(3,721)
Total income / expense for the year	(898)	(3,721)	-	(4,619)
Cost of share-based payments	-	-	88	88
Issue of share capital	13,348	-	-	13,348
At 30 June 2006	50,114	(39,375)	3,472	14,211

	Issued capital $ 000	Accumulated losses $ 000	Share option reserves $ 000	Total equity $ 000
At 1 July 2004	37,248	(22,038)	1,456	16,666
Loss for the period	-	(13,616)	-	(13,616)
Total income / expense for the year	-	(13,616)	-	(13,616)
Cost of share-based payments	-	-	1,928	1,928
Exercise of options	416	-	-	416
At 30 June 2005	37,664	(35,654)	3,384	5,394

The accompanying notes form an integral part of this Statement of Changes in Equity

Note 1. Basis of preparation of Preliminary Final Financial Report and statement of significant accounting policies

(a) Basis of accounting

This preliminary final financial report has been prepared in accordance with the Corporations Act 2001 and Appendix 4E of the Australian Stock Exchange Listing Rules.. The preliminary final financial report also complies with other applicable Accounting Standards and applicable Urgent Issues Group Consensus Views.

The financial statements and specific disclosures have been derived from information that will be used to prepare the consolidated entity's full financial report for the financial year. Additional information included in the preliminary final financial report as a result of the specific requirements of Appendix 4E is consistent with the information that will be used to prepare the consolidated entity's full financial report.

The preliminary final financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The preliminary final financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity will be included in the consolidated entity's full financial report.

The going concern basis of accounting contemplates the continuity of normal business activities and the realisation of assets and settlement of liabilities. This preliminary final financial report adopts the going concern basis.

The directors believe that the company and the consolidated entity continue to be going concerns and that they will be able to pay their debts as and when they fall due for a period of 12 months from the date of signing this report due to the following:

- As at 30 June 2006 the consolidated entity had net assets of $14.21 million. At the same date, the market capitalisation of the company was $34.0 million.
- The consolidated entity at 30 June 2006 had cash at its disposal of $8.7 million.
- Agenix received $5.15 million on the 26 July 2006, as proceeds from the sale and leaseback of its Acacia Ridge properties. The company used these proceeds to repay its commercial bill facility with the Commonwealth Bank. The facility expires on 30 September 2006 and is unlikely to be renewed.
- The ThromboView® project has go/no go decision points throughout the project and, theoretically, at any point where the project was not considered viable, future expenditure would not be required. The directors believe that the company and consolidated entity have adequate funding alternatives to fund the forecast cost of Phase II clinical trials for both DVT (deep vein thrombosis) and PE (pulmonary emboli). The directors will continually evaluate the timing of cost requirements for manufacture of material and commercialisation of ThromboView®.
- Agenix has the ability to continue to sell non-core assets, including the Human Health in vitro diagnostic business.
- As a listed public company, Agenix has the ability to raise capital from shareholders or other investors at relatively short notice.

(b) Details of reporting periods

The current reporting period is the financial year ended 30 June 2006. The previous corresponding period is the financial year ended 30 June 2005.

AGENIX LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 2. Revenues and expenses	CONSOLIDATED 2006 $ 000	CONSOLIDATED 2005 $ 000
Revenues and expenses from continuing operations		
(a) Revenue from the sale of goods	248	401
Clinical trial services revenue	234	204
Contract development services revenue	78	-
Finance revenue	273	64
	833	669
Breakdown of finance revenue:		
Bank interest received	140	34
Net realised foreign exchange gains	24	15
Net unrealised foreign exchange gains	109	15
	273	64
(b) Other income		
Net gains on disposal of non-current assets	14	22
Grants and development funding	366	88
Other revenue	1	-
	381	110
(c) Significant items		
Executive termination payments	(662)	-
Write-back of executive share-based payments expense	215	-
	(447)	-
(d) Finance costs		
Bank loans	(735)	(646)
	(735)	(646)
(e) Depreciation and amortisation		
Depreciation of non-current assets	(249)	(269)
Amortisation of non-current assets	(34)	(76)
	(283)	(345)
(f) Employee benefits expense		
Wages and salaries	(2,298)	(2,680)
Workers compensation costs	(21)	(37)
Long service leave provision	(11)	(13)
Share-based payments expense	(469)	(1,250)
Corporate restructure - redundancies	(38)	(3)
Executive termination payments	(662)	-
Write-back of executive share-based payments expense	215	-
	(3,284)	(3,983)
(g) Research and development costs		
Research and development costs		
ThromboView® project	(10,187)	(6,044)
Other	(211)	(264)
	(10,398)	(6,308)

Note 2. Revenues and expenses (continued)	CONSOLIDATED 2006 $ 000	2005 $ 000
Revenue and expenses from discontinued operations		
(h) Revenues from discontinued operations		
Revenue from the sale of goods	16,599	21,778
Revenue from royalties and licences	448	2,018
Rental revenue	44	60
Finance income	-	3
	17,091	23,859
(i) Other income		
Other revenue	6	77
	6	77
(j) Expenses from discontinued operations		
Cost of sales	(6,533)	(12,873)
Distribution expenses	-	(670)
Marketing expenses	(1,920)	(4,409)
Occupancy and administration expenses	(1,330)	(2,898)
Research and development	(521)	(513)
Corporate restructure -redundancies	(272)	(638)
Amortisation of patents, licences and brand names	(251)	(417)
Cost of improvements to manufacturing and regulatory infrastructure and processes	-	(995)
Write-off of plant and equipment - AGEN	-	(328)
Legal fees re patent dispute	-	(252)
Surplus leased space	(281)	(381)
Licence fees dispute	-	(33)
Finance costs	-	(1)
Other expenses	(116)	(298)
	(11,224)	(24,706)
(k) Depreciation and amortisation		
Depreciation	(352)	(616)
Amortisation		
Patents, licences and brand names	(251)	(417)
Directors' valuation - buildings	(254)	(254)
Other	(2)	(12)
	(859)	(1,299)
(l) Employee benefits expense		
Wages and salaries	(3,643)	(7,923)
Workers compensation costs	(17)	(137)
Long service leave provision	(29)	(76)
Share-based payments expense	186	(678)
Corporate restructure -redundancies	(272)	(638)
	(3,775)	(9,452)

Note 3. Comparison of half-year results

	CONSOLIDATED	
	2006	2005
	$ 000	$ 000
Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st half year*	(5,898)	(6,799)
Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *2nd half year*	2,177	(6,817)
	(3,721)	(13,616)

Note 4. Net tangible assets per ordinary security

	2006	2005
Net tangible assets per ordinary security Calculated as net assets less intangible assets less outside equity interests in those assets over the total number of shares on issue	$ 0.07	$ 0.00

Note 5. Discontinued operations

Medical Diagnostics – Agen Biomedical

- **Animal Health in vitro diagnostics business**

  On 7 April 2006 Agenix announced to the Australian Stock Exchange that it had signed an agreement to assign the patents and other intangible assets of its AGEN Animal Health business and grant certain distribution rights for its animal health products to IDEXX Laboratories, Inc.

  The agreement is expected to net Agenix $10.0 million in cash, including cash from the realisation of working capital. Net proceeds to 30 June 2006 were $7.2 million, with a further $2.8 million to be received progressively as operational and transfer milestones are completed.

  The Animal Health in vitro diagnostics operations are reported under "Medical diagnostics" in note 5 and note 6 of this report.

- **Human Health in vitro diagnostics business**

  The Board of Directors has resolved to actively seek the disposal of the Human Health in vitro diagnostics business. The disposal is in line with the company's long-term focus and strategy. The company is in negotiations with several parties. As a result, the business has been classified as held for sale at 30 June 2006.

  The Human Health in vitro diagnostics operations are reported under "Medical diagnostics" in note 5 and note 6 of this report.

Pharmaceuticals - Milton Pharmaceuticals
As previously announced and reported, the Milton Pharmaceuticals operations was discontinued on 28 February 2005.

Agenix has retained responsibility for the lease of the former Milton Pharmaceuticals office and warehouse in Carole Park, a suburb of Ipswich, Queensland. Agenix has secured sub-tenants for the premises until April 2007. The sub-tenants also have an option for the succeeding 12 months.

An amount of $360,000 has been provided for in the financial statements, being equal to the present value of total expected outlays relating to the surplus space, as specified under the lease agreement, net of expected sub-lease rental revenue.

The Milton Pharmaceuticals operations are reported under "Pharmaceuticals" in note 5 and note 6 of this report.

Industrial Biosystems Pty Ltd
Agenix sold its non-core subsidiary, Industrial Biosystems Pty Ltd in March 2006 for $376,000. The company's main asset, land and a building situated in Belmont, Western Australian, had in past years supported research and development activities but more recently had been leased as a commercial property. An amount of $211,000 was received prior to 30 June 2006, with the balance of $165,000 being received on 6 July 2006.

AGENIX LIMITED

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 5. Discontinued operations (continued)

	CONSOLIDATED 2006				CONSOLIDATED 2005			
	Medical diagnostics	Pharma-ceuticals	Industrial Biosystems	Total	Medical diagnostics	Pharma-ceuticals	Industrial Biosystems	Total
	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000
(b) Financial performance information								
Revenues (note 4(i))	17,055	-	36	17,091	16,425	7,392	42	23,859
Other income (note 4(j))	6	-	-	6	43	34	-	77
Expenses (note 4(k))	(11,252)	34	(6)	(11,224)	(15,469)	(9,227)	(10)	(24,706)
Gross profit / (loss)	5,809	34	30	5,873	999	(1,801)	32	(770)
Profit / (loss) on disposal of discontinued operations	4,459	100	61	4,620	-	(1,202)	-	(1,202)
Profit / (loss) before tax on discontinued operations	10,268	134	91	10,493	999	(3,003)	32	(1,972)
Income tax (expense)/benefit from discontinued operations	-	-	-	-	-	(370)	-	(370)
Profit/(loss) after income tax (expense)/benefit from discontinued operations	10,268	134	91	10,493	999	(3,373)	32	(2,342)
(c) Asset disposals and liabilities to be settled								
The carrying amounts of total assets to be disposed of and liabilities to be settled of as at 30 June 2006 are as follows:								
Assets								
Trade and other receivables	4,006	-	-	4,006	-	47	-	47
Inventories	1,950	-	-	1,950	-	-	-	-
Property, plant and equipment held for disposal	5,521	-	-	5,521	-	1,660	320	1,980
Intangibles	1,836	-	-	1,836	-	-	-	-
Total assets	13,313	-	-	13,313	-	1,707	320	2,027
Liabilities								
Trade and other payables	1,679	23	-	1,702	-	225	-	225
Provisions	465	-	-	465	-	-	-	-
Total liabilities	2,144	23	-	2,167	-	225	-	225
Net assets	11,169	(23)	-	11,146	-	1,482	320	1,802
(d) Operation cash flows during the year								
Net operating cash flows	4,357	(316)	36	4,077	2,460	(392)	42	2,110
Net investing cash flows	6,622	1,754	211	8,587	(1,734)	(309)	-	(2,043)
Net financing cash flows	(10,979)	(1,438)	(247)	(12,664)	(726)	590	(42)	(178)
Net cash inflows/(outflows)	-	-	-	-	-	(111)	-	(111)

AGENIX LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 6. Segments

Primary segment

The business segments below derive revenue from the following products and operations:

Continuing operations

(i) Monoclonal antibody development — Development of monoclonal antibody-based products.

(ii) Molecular biology — Manufacture and sale of biomedical products.

Discontinued operations - see note 5 for more detail.

(iii) Medical diagnostics — Development, manufacture and sale of human and veterinary diagnostic tests.

(iv) Pharmaceuticals — Manufacture and sale of over-the-counter pharmaceuticals and nutraceuticals.

(v) Industrial Biosystems — Non-core subsidiary. Had in the past supported research and development activities but more recently had been a commercial property.

Business segment	*Continuing Operations*				*Discontinued Operations*				*Total Operations*
	Monoclonal antibody development $ 000	Molecular biology $ 000	Eliminations / Unallocated $ 000	Total $ 000	Medical diagnostics $ 000	Pharma-ceuticals $ 000	Industrial Biosystems $ 000	Total $ 000	Consolidated $ 000
For the year ended 30 June 2006									
Revenue									
Segment revenue	498	248	-	746	17,055	-	36	17,091	17,837
Unallocated revenue				87				-	87
Total consolidated revenue				833				17,091	17,924
Result									
Segment result	(10,210)	96	-	(10,114)	10,268	134	91	10,493	379
Unallocated expenses				(4,100)				-	(4,100)
Consolidated profit / (loss) before tax				(14,214)				10,493	(3,721)
Income tax (expense) benefit				-				-	-
Consolidated profit / (loss) after tax				(14,214)				10,493	(3,721)
Assets and liabilities									
Segment assets	4,835	509	(463)	4,881	13,313	-	-	13,313	18,194
Unallocated assets				5,460				-	5,460
Total consolidated assets				10,341				13,313	23,654
Segment liabilities	6,940	14	(5,440)	1,514	2,144	23	-	2,167	3,681
Unallocated liabilities				5,762				-	5,762
Total consolidated liabilities				7,276				2,167	9,443
Cash flow information									
Net cash flow from operating activities	(8,393)	163	(4,330)	(12,560)	4,357	(316)	36	4,077	(8,483)
Net cash flow from investing activities	(3,719)	-	3,504	(215)	6,622	1,754	211	8,587	8,372
Net cash flow from financing activities	12,827	(163)	6,800	19,464	(10,979)	(1,438)	(247)	(12,664)	6,800

AGENIX LIMITED
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

Note 6. Segments (continued)

Business segment	Continuing Operations				Discontinued Operations				Total Operations
	Monoclonal antibody development $ 000	Molecular biology $ 000	Eliminations / Unallocated $ 000	Total $ 000	Medical diagnostics $ 000	Pharma-ceuticals $ 000	Industrial Biosystems $ 000	Total $ 000	Consolidated $ 000
For the year ended 30 June 2005									
Revenue									
Segment revenue	251	401	-	652	16,425	7,392	42	23,859	24,511
Unallocated revenue				17				-	17
Total consolidated revenue				669				23,859	24,528
Result									
Segment result	(6,802)	201	-	(6,601)	999	(3,003)	32	(1,972)	(8,573)
Unallocated expenses				(4,751)				-	(4,751)
Consolidated profit / (loss) before tax				(11,352)				(1,972)	(13,324)
Income tax (expense) benefit				78				(370)	(292)
Consolidated profit / (loss) after tax				(11,274)				(2,342)	(13,616)
Assets and liabilities									
Segment Assets	13,820	446	(299)	13,967	-	1,707	320	2,027	15,994
Unallocated assets				5,279				-	5,279
Total consolidated assets				19,246				2,027	21,273
Segment liabilities	10,648	46	(6,758)	3,936	-	225	-	225	4,161
Unallocated liabilities				11,718				-	11,718
Total consolidated liabilities				15,654				225	15,879
Cash flow information									
Net cash flow from operating activities	(7,760)	169	(4,607)	(12,198)	2,460	(392)	42	2,110	(10,088)
Net cash flow from investing activities	6,164	-	(2,272)	3,892	(1,734)	(309)	-	(2,043)	1,849
Net cash flow from financing activities	347	(169)	7,066	7,244	(726)	590	(42)	(178)	7,066

Note 7. Transition to AIFRS

For all periods up to and including the year ended 30 June 2005, the Group prepared its financial statements in accordance with Australian generally accepted accounting principles (AGAAP). These financial statements for the year ended 30 June 2006 are the first the Group is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).

Accordingly, the Group has prepared financial statements that comply with AIFRS applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in note 2. In preparing these financial statements, the Group has started from an opening balance sheet as at 1 July 2004, the Group's date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 First-time adoption of AIFRS.

This note explains the principal adjustments made by the Group in restating its AGAAP balance sheet as at 1 July 2004 and its previously published AGAAP financial statements for the year ended 30 June 2005.

Exemptions applied
AASB 1 allows first-time adopters certain exemptions from the general requirement to apply AIFRS retrospectively.
The Group has taken the following exemptions:

- Comparative information for financial instruments is prepared in accordance with AGAAP and the company and group have adopted AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.
- AASB 3 *Business Combinations* has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before 1 July 2004.
- AASB 2 *Share-based Payments* has not been applied to any equity instruments that were granted on or before 7 November 2002, nor has it been applied to equity instruments granted after 7 November 2002 that vested before 1 January 2005.

Explanation of material adjustments to the cash flow statement
There are no material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous AGAAP.

Note 7. Transition to AIFRS (continued)

Balance Sheet reflecting reconciliation of adjustments to AIFRS as at 1 July 2004	Note	CONSOLIDATED AGAAP $ 000	AIFRS Impact $ 000	AIFRS $ 000
Current assets				
Cash assets		3,227	-	3,227
Receivables		5,887	-	5,887
Inventories		4,363	-	4,363
Other		330	-	330
		13,807	-	13,807
Assets classified as held for sale		329	-	329
Total Current assets		14,136	-	14,136
Non-current assets				
Property, plant and equipment		8,253	-	8,253
Intangible assets	(b), (c)	9,481	(1,126)	8,355
Deferred research and development costs	(a)	2,490	(2,490)	-
Deferred tax assets		1,256	-	1,256
Total non-current assets		21,480	(3,616)	17,864
Total assets		35,616	(3,616)	32,000
Current liabilities				
Payables		8,681	-	8,681
Interest bearing liabilities		175	-	175
Provisions		1,066	-	1,066
Total current liabilities		9,922	-	9,922
Non-current liabilities				
Interest bearing liabilities		4,115	-	4,115
Provisions		337	-	337
Deferred tax liabilities		960	-	960
Total non-current liabilities		5,412	-	5,412
Total liabilities		15,334	-	15,334
Net assets		20,282	(3,616)	16,666
Equity				
Contributed equity		37,248	-	37,248
Share option reserve	(d)	-	1,456	1,456
Accumulated losses		(16,966)	(5,072)	(22,038)
Total equity		20,282	(3,616)	16,666

Breakdown of impact on accumulated losses:		
Derecognition of deferred research costs	(a)	(2,490)
Derecognition of internally generated intangible assets	(b)	(1,103)
Derecognition of internally generated brand names	(c)	(23)
Recognition of share-based payments expense	(d)	(1,456)
		(5,072)
Breakdown of impact on reserves		
Recognition of share-based payments expense	(d)	1,456
		1,456
		(3,616)

Note 7. Transition to AIFRS (continued)

Balance Sheet reflecting reconciliation of adjustments to AIFRS as at 30 June 2005		CONSOLIDATED		
	Note	AGAAP $ 000	AIFRS Impact $ 000	AIFRS $ 000
Current assets				
Cash assets		2,054	-	2,054
Receivables		2,726	-	2,726
Inventories		2,444	-	2,444
Other		297	-	297
		7,521	-	7,521
Assets classified as held for sale		2,027	-	2,027
Total Current assets		9,548	-	9,548
Non-current assets				
Property, plant and equipment		6,785	-	6,785
Intangible assets	(b),(c)	5,766	(826)	4,940
Deferred research and development costs	(a)	2,490	(2,490)	-
Total non-current assets		15,041	(3,316)	11,725
Total assets		24,589	(3,316)	21,273
Current liabilities				
Payables		3,653	-	3,653
Provisions		930	-	930
		4,583	-	4,583
Liabilities directly associated with assets classified as held for sale		225	-	225
Total current liabilities		4,808	-	4,808
Non-current liabilities				
Interest bearing liabilities		10,650	-	10,650
Provisions		421	-	421
Total non-current liabilities		11,071	-	11,071
Total liabilities		15,879	-	15,879
Net assets		8,710	(3,316)	5,394
Equity				
Contributed equity		37,664	-	37,664
Share option reserve	(d)	-	3,384	3,384
Accumulated losses		(28,954)	(6,700)	(35,654)
Total equity		8,710	(3,316)	5,394

Breakdown of impact on accumulated losses:		
Derecognition of deferred research costs	(a)	(2,490)
Derecognition of internally generated intangible assets	(b)	(1,103)
Write-back of brand name amortisation	(b)	300
Derecognition of internally generated brand names	(c)	(23)
Recognition of share-based payments expense	(d)	(3,384)
		(6,700)

Breakdown of impact on reserves		
Recognition of share-based payments expense	(d)	3,384
		3,384
		(3,316)

Note 7. Transition to AIFRS (continued)

Income Statement for the year ended 30 June 2005	Note	CONSOLIDATED AGAAP $ 000	AIFRS Impact $ 000	AIFRS
Continuing operations				
Revenue		669	-	669
Cost of sales		(192)	-	(192)
Gross profit		477	-	477
Other income		110	-	110
Occupancy and administrative expenses	(d)	(3,858)	(1,119)	(4,977)
Research and development expenses	(d)	(6,177)	(131)	(6,308)
Finance costs		(646)	-	(646)
Other expenses		(8)	-	(8)
Loss before income tax		(10,102)	(1,250)	(11,352)
Income tax expense		78	-	78
Loss after tax from continuing operations		(10,024)	(1,250)	(11,274)
Discontinued operations				
Profit/(loss) after tax from discontinued operations	(b),(d)	(1,964)	(378)	(2,342)
Loss after tax attributable to members of Agenix Limited		(11,988)	(1,628)	(13,616)

Notes to the transition to AIFRS

a. Under AASB 138 Intangible Assets, costs incurred in the research phase of the development of an internally generated intangible must be expensed. This has resulted in a change in the group's accounting policy. Although all research and development costs were being expensed, the previous policy allowed for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond reasonable doubt. This policy resulted in $2,490,000 being carried forward as an asset in the form of deferred research and development costs. Under the new policy, all research costs are written off as incurred.

b. Under AASB 138 Intangible Assets, internally generated costs can only be deferred as an asset if certain criteria have been met. These deferred costs do not meet the recognition criteria under AASB 138, and hence have been de-recognised.

c. Under AASB 138 Intangible Assets, internally generated brand name costs must not be recognised as an asset. Previously, the group recognised some internally generated brand name costs based on independent valuations. Under the new policy, existing internally generated brand name costs have been de-recognised and future costs expensed.

d. Under AASB 2 Share-based Payments, the group now recognises the fair value of options granted to employees as remuneration as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity. Share-based payments were not recognised under AGAAP.

Note 8. Post balance sheet events

Sale and leaseback of land and buildings

On 26 June 2006 Agenix signed a sale and leaseback agreement for its head office properties in Acacia Ridge, Queensland for $5,150,000. The initial lease term is 6 years, with two option periods of 4 years each. The sale price exceeds book value by $351,000 and this profit will be brought to account in the year ended 30 June 2007 in accordance with accounting standards. The yield based on the initial rental is 7.8%. The transaction settled on 26 July 2006.

Note 9. Contingent liability

Legal dispute over consulting fees
A former consultant of the company has commenced legal proceedings in Australia against the company in relation to the Animal Health business transaction announced 7 April 2006. The consultant is seeking fees of $500,000 plus reimbursement of legal fees plus interest.

The company has received legal advice that it has no liability whatsoever.

If the matter proceeds to trial, the company's potential exposure is estimated at $820,000.

AGENIX LIMITED
COMPLIANCE STATEMENT

1. This preliminary report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

2. This preliminary report, and the accounts upon which the report is based, use the same accounting policies.

3. This preliminary report does give a true and fair view of the matters disclosed.

4. The accounts are in the process of being audited, no audit report is attached.

5. The entity has a formally constituted audit committee.

Dated at Brisbane this 13th day of September 2006.

Signed in accordance with a resolution of the directors.



Neil Ian Leggett
CEO and Managing Director

Annual general meeting

The annual general meeting will be held as follows:

Place:	The Surveyors Room, Conrad Treasury Hotel, George Street, Brisbane.
Date:	21 November 2006
Time:	10:00 am
Approximate date the annual report will be available:	16 October 2006



Neil Leggett/Agenix/AGX
13/09/2006 11:30 AM

To Tony Finn/Agen/AGX@AGX
cc
bcc
Subject Fw: AGX - ASX Online e-Lodgement - Confirmation of Release

Regards,

Neil

Neil Leggett
CEO and Managing Director
Agenix Limited
Telephone: +61 7 33706313
Mobile/cell: +61 408 151270

----- Forwarded by Neil Leggett/Agenix/AGX on 13/09/2006 11:30 AM -----



ASX.Online@asx.com.au
13/09/2006 11:29 AM

To nleggett@agenix.com
cc
Subject AGX - ASX Online e-Lodgement - Confirmation of Release

ASX confirms the release to the market of Doc ID: 371387 as follows:
Release Time: 13-Sep-2006 11:28:51
ASX Code: AGX
File Name: 371387.pdf
Your Announcement Title: Preliminary Final Report



371387.pdf


AGENiX


SEC MAIL
RECEIVED
SEP 2 8 2006
WASH, D.C.
151

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

SEC#82-5258


SEC MAIL
PROCESSING
RECEIVED
WASH, D.C.
203
SECTION

19 September 2006

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 18 September 2006.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AGENIX LIMITED

ABN

58 009 213 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Employee Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,616,250
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Employee Options Exercise price: $0.22 Expiry date: 21/07/2012

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Options will rank equally with ordinary shares only when exercised. Options do not participate in dividends.
5	Issue price or consideration	-
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Annual grant of unlisted employee options under employee option plan approved by shareholders. On this occasion, options granted to 47 qualifying employees, but no options granted to executive directors.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15/09/2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	212,595,820	Ordinary fully paid Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,221,200	Employee options Expiry date: 20/07/07 Exercise price: $0.3228
588,750	Employee options Expiry date: 25/07/08 Exercise price: $0.3328
1,265,000	Employee options Expiry date: 21/07/09 Exercise price: $0.4128
30,000	Employee Options Expiry date: 31/01/10 Exercise price: $0.7028
250,000	Options Expiry Date 22/09/09 Exercise Price $0.3928
1,376,750	Employee Options Expiry Date 21/07/10 Exercise Price $0.6728
1,250,000	Employee Options Expiry Date 18/11/10 Exercise Price $0.5428
1,893,750	Employee Options Expiry Date 21/07/11 Exercise Price $0.2928
200,000	Options Expiry Date01/01/12 Exercise Price $0.4000
1,616,250	Employee Options Expiry Date 21/07/12 Exercise Price $0.22
9,691,700	Total

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

Not applicable – options are not to be quoted.

Tony Finn
Joint Company Secretary
18 September 2006

== == == == ==

+ See chapter 19 for defined terms.